
08052214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-14335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEL MONTE SAVER PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEL MONTE FOODS COMPANY
One Market @ The Landmark
San Francisco, California 94105

SEC Mail Processing
Section
JUN 11 2008
Washington, DC
111

SEC Mail Processing
Section
JUN 11 2008
Washington, DC
111

DEL MONTE SAVER PLAN

December 31, 2007

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Del Monte Corporation Employee Benefits Committee
Del Monte Saver Plan:

We have audited the accompanying statements of net assets available for benefits of the Del Monte Saver Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 6, 2008

DEL MONTE SAVER PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments:		
Plan interest in Master Trust (at fair value)	$ 87,769,205	80,659,098
Participant loans	2,393,878	1,906,330
Total investments	90,163,083	82,565,428
Contributions receivable:		
Employer receivable	416,891	206,799
Receivable from Savings Plan	318,894	—
Total contributions receivable	735,785	206,799
Net assets reflecting all investments at fair value	90,898,868	82,772,227
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	88,788	154,762
Net assets available for benefits	$ 90,987,656	82,926,989

See accompanying notes to financial statements.

DEL MONTE SAVER PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

		2007	2006
Investment income:			
Plan interest in Master Trust investment income	$	6,137,506	7,349,439
Participant loan interest		195,442	99,515
Net investment income		6,332,948	7,448,954
Contributions:			
Employee		4,547,898	4,011,597
Employer		3,747,175	3,317,492
Rollovers		440,743	2,040,166
Total contributions		8,735,816	9,369,255
		15,068,764	16,818,209
Deductions – benefits paid to participants		(7,008,097)	(6,454,892)
Net increase		8,060,667	10,363,317
Net assets available for benefits:			
Beginning of year		82,926,989	72,563,672
End of year	$	90,987,656	82,926,989

See accompanying notes to financial statements.

(1) Description of the Plan

The Del Monte Saver Plan (the Plan), is a defined contribution plan sponsored by Del Monte Corporation (Del Monte or the Company), a wholly owned subsidiary of Del Monte Foods Company. The Plan provides opportunities for savings to certain eligible hourly employees who have completed one year of qualified service and whose participation in the Plan is governed by the terms of a collective bargaining agreement, and eligible seasonal employees of the Company. Employees are generally eligible to participate in the Plan upon completion of one year of service. Additional information about the Plan including the benefit provisions of the Plan is described in the plan document, which is available from the Del Monte Corporation Employee Benefits Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2006, the Plan was amended to further clarify and describe various sections of the Plan document. These amendments did not have a significant impact on the Plan.

On March 1, 2006, the Company entered into an Asset Purchase Agreement with TreeHouse Foods, Inc. (TreeHouse). Pursuant to the Asset Purchase Agreement, the Company agreed to sell to TreeHouse certain assets that are primarily related to the Company's (1) private label soup business, (2) infant feeding business conducted under the brand name Nature's Goodness, and (3) the food service soup business (collectively, the Businesses). Under the terms of the Asset Purchase Agreement, TreeHouse also assumed certain liabilities to the extent related to the Businesses. The divestiture of the Businesses was completed on April 24, 2006 and included the sale of Del Monte's manufacturing facility and distribution center in Pittsburgh, Pennsylvania and certain manufacturing assets associated with the private label soup business located at the Mendota, Illinois facility. Upon closing, certain Del Monte employees joined TreeHouse and became 100% vested in their account balances under the Plan.

The Company completed the acquisition of Meow Mix Holdings, Inc. (Meow Mix) on May 19, 2006. Effective May 19, 2006, certain participants of the former Meow Mix Company 401k Plan became participants of the Plan. Credit for service formerly recognized under the Meow Mix Company 401k Plan is included in each participants' period of service for purposes of determining eligibility to participate and vesting in the Plan.

The Company completed the acquisition of certain pet product assets, including the Milk-Bone brand (Milk-Bone), from Kraft Foods Global, Inc effective July 2, 2006. Effective July 2, 2006, certain participants of the former Kraft Foods Global, Inc 401k Plan became participants of the Plan. Credit for service formerly recognized under the Kraft Foods Global, Inc 401k Plan is included in each participants' period of service for purposes of eligibility to participate and vesting.

During 2007 and 2006, the Plan was amended to change benefit levels and access to plan loans for certain union groups as agreed in the applicable collective bargaining agreements.

(a) Contributions and Benefits

Employees may contribute, through payroll deductions, up to 20% of compensation, subject to the limitations established by the Internal Revenue Code (IRC). Employees may make pre-tax 401(k) contributions up to 20% of compensation as defined in the Plan, subject to the maximum IRS annual deferral limit of $15,500 and $15,000 in 2007 and 2006, respectively. Employees age 50 and over are eligible to make catch-up contributions of a maximum of $5,000 in 2007 and 2006.

Eligible participants may also elect to contribute amounts representing distributions from a former employer's qualified retirement plan.

The basic Company matching contribution formula is 50% of the participant's contribution up to 6% of eligible compensation. Catch-up contributions are not matched. Eligible hourly participants may also receive an additional contribution from the Company, the Retirement Savings Contribution (RSC). The RSC is a percentage of eligible compensation based on age. For the various groups covered by the Plan, company matching contribution schedules, RSC contribution schedules, and vesting schedules for the company matching contributions may vary from one location and/or group to another.

Effective January 1, 2007, the Plan was amended to reflect certain changes in percentage matching and RSC eligibility for certain union employees.

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(c) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Generally, participants are vested in the Company's matching contributions after two years of credited service and are vested in the RSC upon completion of three years of vesting service. Effective January 1, 2007 the Plan was amended to change the RSC vesting provision from five to three years of service.

(d) Payment of Benefits

Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts or may borrow from their accounts.

If the total vested amount of a terminated participant's account balance is at least $1,000, but less than or equal to $5,000, the account balance is automatically distributed to an individual retirement account unless the participant elects to receive the distribution directly or to have the distribution paid directly to another eligible retirement plan. If the participant's balance does not equal or exceed $1,000 upon termination, the balance is paid in a single sum distribution.

(e) Forfeitures

As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $24,623 and $3,364, respectively. Forfeited nonvested accounts are used to reduce future Company contributions to the Plan. For the years ended December 31, 2007 and 2006, the Company contributions were reduced by $1,936 and $112,980, respectively, from forfeited nonvested accounts.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Valuation of Investments and Income Recognition

The Plan's investment in the Master Trust is stated at fair value. Mutual funds are valued at quoted market prices. The Del Monte Stock Fund is a unitized stock fund valued at quoted market prices plus a cash balance. Common/collective trust funds are valued based on the market prices of the underlying investments held by the Plan in the common/collective trust funds. The money market fund and participant loans are valued at cost, which represents fair value. The fair value of the stable value fund is calculated by the plan trustee using the market value of the underlying assets in the investment manager portfolios and the fair value of the wrapper contracts, determined by using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold, as well as held during the year.

(d) Administrative Fees

The Company pays the expenses reasonably incurred in administering the Plan. Certain fees applicable to the investment options are netted from the investment returns of those investments. A basis point adjustment is made to investment returns to cover recordkeeping fees.

(e) Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The plan may invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and change in interest rates.

(g) Fully Benefit-Responsive Investment Contracts

Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the FSP), which states that investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

(h) Recent Accounting Pronouncements

The Plan adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS 157 for its plan year beginning January 1, 2008. The Plan is currently evaluating the impact of the provisions of SFAS 157 on its plan financial statements.

(3) Investment Options

Various investment funds are available for the purpose of providing participants a choice of investment options, including a Company stock fund. Employee and employer contributions are directed into the various investment options by the participant. These elections can be changed on a daily basis.

Participants exercise control over the investment of their accounts. Plan fiduciaries are not liable for losses incurred by participants as a result of such exercise of control.

(Continued)

(4) Proceeds from Fixed Maturity Investment Contract

In October 2007, the Company was notified that the Master Trust was entitled to receive residual proceeds from a fixed maturity investment contract held by CIGNA (Contract), whose portfolio consisted of mortgage loans. The investment portfolio declined significantly, primarily due to declines in commercial real estate values impacting the mortgage loans in the portfolio, and the Plan's investment in the contract was written off in 1995. However, the mortgage loans in the investment portfolio were held until all of the mortgage loans matured or were restructured or sold, with the result that the investment returns improved after the final payment had been made under the Contract. The proceeds from the Contract were received in November 2007 and the entire amount of approximately $556,000 was deposited into the Company's other defined contribution plan, the Del Monte Savings Plan (Savings Plan), pending allocation between the Plan and the Savings Plan. The Employee Benefits Committee made the decision to allocate the funds to all current participants in the Plan and the Savings Plan based on an equal per capita amount, as it is not possible to determine which participants elected to invest in the Contract at the time it was written off. Each active participant will receive an allocation of approximately $170. Based on this determination, $318,894 of the proceeds is recorded as a receivable from the Savings Plan as of December 31, 2007 in the accompanying financial statements. The funds receivable, including additional interest from January 1, 2008, were transferred from the Savings Plan to the Plan in May 2008.

(5) Loans to Participants

As of January 1, 2004, eligible participants in the Plan may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans are disbursed from the funds in which the participant has contributed in equal proportion to the fund's balance as compared to the participant's total balance. Loans are repaid over a maximum of five years and accrue interest at prime plus 2%. As of December 31, 2007, the interest rates for participant loans outstanding range from 4.00% to 10.25%. The loans have maturity dates ranging from February 1, 2008 to December 17, 2012. Effective July 2, 2006, certain participants of the former Kraft Foods Global, Inc 401k Plan became participants of the Plan and were allowed to rollover existing loan balances of $93,308 on an "in-kind" basis into the Plan.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 19, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Stable Value Fund

The Master Trust holds investments in a benefit-responsive investment contract, the Fidelity Managed Income Portfolio II Class 1 (stable value fund). The investments in the stable value fund are presented at fair value in the table of the investments held in the Master Trust with an adjustment to contract value (note 11). The fair value of the stable value fund equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value of the stable value fund held by the Master Trust was $0 and $3,034 at December 31, 2007 and 2006, respectively.

(Continued)

In determining the net assets available for benefits, the stable value fund is recorded at its contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The stable value fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The stable value fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The stable value fund is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) the Plan's failure to qualify under Section 401 (a) or Section 401 (k) of the IRC; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the issuer's portfolio's cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the stable value fund or to transfer assets out of the stable value fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program or (x) any transfer of assets from the stable value fund directly to a competing option.

The average yield of the stable value fund based on actual earnings was approximately 4.69% and 4.67% for the years ended December 31, 2007 and 2006, respectively. The average yield of the stable value fund based on the interest rate credited to participants was approximately 4.64% and 4.37% for the years ended December 31, 2007 and 2006, respectively.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution accounts.

(9) Transactions with Related Parties

The Del Monte Corporation Employee Benefits Committee of the Company is the Plan administrator, as defined in the Plan, and therefore, all Del Monte Foods Company common stock transactions involving the plan qualify as party-in-interest transactions. As of December 31, 2007 and 2006, the Plan owned 164,767 and 167,113 shares, respectively, of Del Monte Foods Company common stock. Certain plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as designated by the Del Monte Corporation Employee Benefits Committee in accordance with the Plan, and therefore, investment transactions with Fidelity qualify as party-in-interest transactions.

(Continued)

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Statements of Net Assets Available for Benefits as of December 31, 2007 and December 31, 2006 to the Form 5500:

		2007	2006
Net assets available for benefits per the statements of net assets available for benefits	$	90,987,656	82,926,989
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts		(88,788)	(154,762)
Net assets available for benefits per the Form 5500	$	90,898,868	82,772,227

The following is a reconciliation of investment income per the Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2007 and December 31, 2006 to the Form 5500:

		2007	2006
Total investment income per the statements of changes in net assets available for benefits	$	6,137,506	7,349,439
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		65,974	(154,762)
Total investment income from the plan interest in Master Trust per the Form 5500	$	6,203,480	7,194,677

(11) Summary Master Trust Financial Information

The Plan's assets are held by Fidelity, the trustee of the Plan. The Plan trustee executes all transactions therein under the direction of the Del Monte Corporation Employee Benefits Committee. The assets are held in the Del Monte Master Trust (Master Trust), commingled with assets of the Company's other defined contribution benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to the specific plan. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to each plan based upon the investment percentage on the day the income is earned. As of December 31, 2007 and 2006, the Plan's interest in the assets of the Master Trust was 26.9% and 26.3%, respectively.

(Continued)

DEL MONTE SAVER PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The following table presents the fair values of the Master Trust investments as of December 31, 2007 and 2006:

	2007	2006
	Investments at fair value	
Mutual funds:		
Fidelity Retirement Government Money Market Portfolio*	23,602,179	20,261,260
PIMCO Total Return Fund Administrative Class	—	9,233,069
PIMCO Total Return Fund Institutional Class	11,915,145	—
Vanguard Long-Term Investment-Grade Fund Admiral Class	3,841,366	3,578,595
Fidelity Balanced Fund*	46,801,136	44,116,102
Dodge & Cox Stock Fund	25,878,720	26,169,683
Fidelity Equity-Income Fund*	8,827,152	8,842,418
Janus Small Cap Value Fund Investor Class	—	7,471,664
Fidelity Magellan Fund*	—	9,111,054
American Funds Growth Fund of America Class	—	13,385,188
American Funds Growth Fund of America Class	14,908,046	—
Goldman Sachs Mid Cap Value Institutional Class	8,768,124	8,024,996
UBS U.S. Small Cap Growth Class A	—	7,194,625
Goldman Sachs Growth Opps Inst	14,910,551	12,004,806
UBS U.S. Small Cap Growth Class Y	6,029,220	—
Prudential Target Small Cap Value Fund Class Z	6,336,121	—
Fidelity Diversified International Fund*	38,881,949	33,542,523
Fidelity Freedom Income Fund*	220,551	654,563
Fidelity Freedom 2000 Fund*	204,546	98,139
Fidelity Freedom 2005 Fund*	307,904	230,168
Fidelity Freedom 2010 Fund*	4,940,324	4,474,515
Fidelity Freedom 2015 Fund*	3,128,909	1,711,964
Fidelity Freedom 2020 Fund*	5,729,055	4,137,492
Fidelity Freedom 2025 Fund*	2,293,560	1,255,087
Fidelity Freedom 2030 Fund*	3,640,683	2,112,431
Fidelity Freedom 2035 Fund*	1,651,577	767,134
Fidelity Freedom 2040 Fund*	1,845,330	1,380,683
Fidelity Freedom 2045 Fund*	246,980	—
Fidelity Freedom 2050 Fund*	85,448	—
	234,994,576	219,758,159
Common/Collective Trust funds:		
Fidelity Managed Income Portfolio II Class 1*	45,360,624	47,978,869
Fidelity U.S. Equity Index Commingled Pool*	41,759,003	34,705,056
	87,119,627	82,683,925
Del Monte Stock Fund*	4,222,709	4,572,912
Adjustment to contract value	343,908	575,271
	$ 326,680,820	307,590,267

* Related-party and party-in-interest

(Continued)

DEL MONTE SAVER PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Investment income for the Master Trust for the years ended December 31, 2007 and 2006 are as follows:

		2007	2006
Investment income:			
Net appreciation (depreciation) in fair value of investments:			
Mutual funds	$	(339,206)	8,065,573
Collective trust fund		1,799,017	5,162,660
Del Monte Stock Fund		(535,327)	386,330
Fixed Maturity Investment Contract		555,639	—
		1,480,123	13,614,563
Interest		3,039,577	3,472,460
Dividends		18,426,760	14,510,864
	$	22,946,460	31,597,887

DEL MONTE SAVER PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity	(c) Description		(d) Current value
*	Participants	368 participant loans with interest rates ranging from 4.00% to 10.25% and maturity dates ranging from February 1, 2008 to December 17, 2012	$	2,393,878

* Party-in-interest

See accompanying report of independent registered public accounting firm.

DEL MONTE SAVER PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEL MONTE SAVER PLAN



Date: June 6, 2008

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Del Monte Corporation Employee Benefits Committee
Del Monte Saver Plan:

We consent to the incorporation by reference in the registration statement (No. 333-34280) on Form S-8 of Del Monte Foods Company of our report dated June 6, 2008 with respect to the statements of net assets available for benefits of the Del Monte Saver Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Del Monte Saver Plan.

KPMG LLP

San Francisco, California
June 6, 2008